United States securities and exchange commission logo





                          March 7, 2024

       Jeffrey H. Fisher
       Chief Executive Officer
       Chatham Lodging Trust
       222 Lakeview Avenue, Suite 200
       West Palm Beach, FL 33401

                                                        Re: Chatham Lodging
Trust
                                                            Registration
Statement on Form S-3
                                                            Filed February 29,
2024
                                                            File No. 333-277517

       Dear Jeffrey H. Fisher :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Mark W. Wickersham,
Esq.